Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 12 - 2008

MAY 12, 2008
FOR IMMEDIATE RELEASE

AURIZON COMMISSIONS PRE-FEASIBILITY STUDY AT JOANNA

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to announce that it has received a preliminary assessment prepared by BBA Inc., of Montreal, who are of the view, based on the September 2007 mineral resources estimate for the East block (Hosco) alone, that the Company’s Joanna Gold Project is potentially feasible as a stand alone open-pit mine operation and that additional work should be undertaken to advance the project to the pre-feasibility stage.  The preliminary assessment report should be available under the Company’s profile at www.sedar.com within thirty days.

An additional 2008 budget totalling $6.3 million has been approved to extend the infill and exploration drill program by approximately 44,000 metres with the objective of increasing the mineral resources, transferring the inferred mineral resources to the indicated category, and completing geotechnical and metallurgical testwork.

Aurizon expects to receive an updated resource estimate on the Joanna Gold Project in the fourth quarter of 2008, and has appointed BBA to prepare the pre-feasibility study, which will be initiated upon completion of the updated resource estimate.  Roche Ltd., of Sainte-Foy, Quebec have been appointed to complete the required environmental studies.  The pre-feasibility study will include the results of the expanded drill program, resource modelling and metallurgical testwork.

“The results from the preliminary assessment are highly encouraging.” said David Hall, President and CEO.  “Our objective in undertaking the study was to confirm that open pit mining at Joanna was technically feasible.  The results are particularly positive given that the assessment incorporates only a portion of the project’s estimated mineral resources as at September 2007.  We are confident that recent and future drilling will increase the total estimated mineral resources at Joanna and positively impact the projected in-pit resources and future economics.” he added.

The preliminary assessment completed by BBA included a review of preliminary metallurgical testwork and mineral processing options, design of preliminary mining plans, selection of appropriate mining equipment, evaluation of required infrastructure, and an assessment of environmental considerations.

The preliminary assessment was restricted to the mineral resources contained in the East Block between surface and a vertical depth of 200 metres.  It includes a substantial amount of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the preliminary assessment will be realized.

Aurizon Mines Ltd.
News Release – May 12, 2008
Aurizon Commissions Pre-Feasibility Study At Joanna

BBA is in agreement with the Company’s view that there is excellent potential at Joanna to increase resources and to upgrade the inferred resources to the indicated category.  BBA has recommended that Aurizon undertake the following work programs:

•

An additional drilling program to increase indicated resources, as well as convert the inferred resources into indicated resources;

•

Additional geotechnical work to characterize the pit slope in the hard rock;

•

Further testwork to evaluate the potential for acid mine drainage and other detrimental content of the waste rock and ore;

•

Testwork to establish the optimum gold recovery, including:

o

Whole ore cyanidation tests on representative ore samples;

o

Conventional and intensive leaching tests on representative gravity and flotation concentrates;

o

Grindability and Gravity Recoverable Gold (GRG) tests to better define the grinding circuit for the Joanna project.

The Joanna Gold Project is located approximately one kilometre north of the Biodiversity Vaudray and Joannes Lakes Reserve.  To minimize or eliminate green-house gas emissions and the impact of mining activities on the surrounding site, the Company is committed to developing the Joanna Gold project as a ‘green’ mining operation from the project design stage to the construction, operation and closure stages.  An environmental management plan for the project is under development and will be discussed with the environmental organisation groups involved in the area.

Aurizon has accepted BBA’s recommendations, and believes that there is excellent potential to upgrade and increase resources, and to increase the length and depth of the preliminary pit design.

Location

The Joanna Gold Project is located along the Cadillac Break, in Joannes Township, two kilometres northeast of the Rouyn-Noranda airport and 20 kilometers east of Rouyn-Noranda.  The property extends east-west for more than eight kilometres and reaches three kilometres in width.  The 2,608 hectare property comprises ninety-two contiguous mineral claims.

Geology and Mineralization

The east-west striking zone favourable for gold mineralization is closely related to the Cadillac fault.  It is underlain from south to north by sedimentary rocks of the Pontiac, Temiskaming and Cadillac groups.

Gold appears to be mainly associated with finely crystallized sulphides in a biotite rich schist with minor deformed millimetric to pluri-centimetric quartz veins.  The veins are included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams per tonne.  The corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres.  Mineralization follows multiple distinct zones, along a dip of 55 degrees to the north with a western plunge.

Aurizon Mines Ltd.
News Release – May 12, 2008
Aurizon Commissions Pre-Feasibility Study At Joanna

Mineral Processing

Based on preliminary testwork, as well as operating experience at Aurizon’s Casa Berardi concentrator, the preliminary assessment assumes an estimated overall gold recovery of 77%.  This is based on a flowsheet consisting of gravity concentration, flotation concentration, intensive cyanidation of gravity concentrate, and conventional leaching of flotation concentrate.

Mineral Resources

Mineral resources estimated in September, 2007 for the Joanna Gold Project were as follows:

	September, 2007
	Tonnes	Grade Grams/tonne	Gold Ounces
Indicated Mineral Resources
Hosco (East block)	8,200,000	1.6	420,000
West block	1,670,000	1.9	103,000
Heva Block *	1,428,000	2.3	107,000
Total Indicated Resources	11,298,000	1.7	630,000
Inferred Mineral Resources
Hosco (East block)	24,300,000	1.5	1,150,000
West block	2,689,000	1.9	161,000
Heva block *	1,576,000	2.0	102,000
Total Inferred Resources	28,565,000	1.6	1,413,000

* Including Stellar Pacific Venture Inc.’s 25% interest

(1)

Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

Details of key assumptions, parameters and methods used to estimate the mineral resources and other information required by National Instrument 43-101 is included in the Technical Report – Resource modeling & estimation update – Joanna Gold deposit, dated October 26, 2007, filed under the Company’s profile on www.sedar.com.

In Pit Resources

The preliminary mining plan has been established using all category resources in the East block.  The open pit optimization was performed using the Lerchs Grossmann algorithm.  For the purpose of the preliminary assessment, an average dilution factor of 10% at a grade of 0 grams of gold per tonne was assumed.

Based on preliminary economic and technical parameters for the pit optimization BBA utilized a 0.5 gram per tonne cut-off.  Assumed costs to establish the cut-off grade for material located inside the pit, based on a gold price of US$650 per ounce, are processing of C$7.00 per tonne, general and administration of C$1.00 per tonne, with mill recoveries of 77%.  The estimated cost and recovery figures are preliminary in nature and subject to a high degree of uncertainty.

Aurizon Mines Ltd.
News Release – May 12, 2008
Aurizon Commissions Pre-Feasibility Study At Joanna

Based on the preliminary pit optimization studies and mine design, diluted in-pit resources in the Hosco zone (East block) (based on the September, 2007 resources estimate) between surface and a vertical depth of 200 metres, are as follows:

Joanna Gold Project
Hosco In-Pit Mineral Resource (May 2008)
(0.50 g/t Au cut-off)

	Category	Tonnes	Gold Grade Grams/tonne	Gold In Situ Ounces	Gold Production(*) Ounces
Mineral Resources	Total Indicated	9,082,000	1.5	431,000	332,000

	Total Inferred	9,071,000	1.4	417,000	321,000

Stripping	Overburden	3,634,000
	Waste rock	58,086,000
	Total	61,720,000
	Stripping Ratio	3.4

Note: Totals may vary due to decimal point used

(*) Based on average 77% gold recovery

The diluted in pit resource contained in the detailed pit design amounts to 18.15 million tonnes of ore  in the indicated and inferred categories at an average grade of 1.5 grams of gold per tonne, based on a cut-off grade of 0.5 grams of gold per tonne.  The amount of stripping is 61.7 million tonnes for an overall life of mine strip ratio of 3.4 tonnes of waste per tonne of ore, with an inter-ramp pit slope of 55 degrees.  Total metal recovered is estimated at 653,000 ounces of gold assuming a mill recovery of 77%.

The mining of Hosco would follow the practice of an open pit operation with conventional drill and blast, load and haul cycle using drill/truck/shovel mining fleet.  The overburden and waste rock material would be hauled to the ore and waste disposal areas.  Based on a mining rate of 7,500 tonnes per day, BBA estimates that the current in-pit resources for the Hosco sector alone, based on September 2007 estimates, could sustain a seven year operation.

Capital and Operating Costs

All estimates are based on mining the Hosco in pit resources only.  The capital cost, excluding working capital, has been estimated at C$152 million and includes a 30% discount for purchase of used and foreign-sourced equipment.  Operating costs have been estimated at C$1.84 per tonne mined, C$6.23 per tonne milled and C$0.43 per tonne milled for processing and general and administration costs, respectively.  Total cash costs are estimated to average US$410 per ounce. The accuracy of the capital and operating costs estimate is +/- 35% in line with the expected level of accuracy of a preliminary assessment.

No further economic analysis is included due to the early stage of the project, and the substantial amount of mineral resources presently classified as inferred.

Aurizon Mines Ltd.
News Release – May 12, 2008
Aurizon Commissions Pre-Feasibility Study At Joanna

Project Opportunities

Work on the Joanna Gold Project is ongoing to increase the total gold resources.  Project opportunities identified are as follows:

Infill Drilling:  Assays from eighty six (86) infill drill holes are currently pending.  If the results confirm an increase in the width of the mineralized zones, this could impact positively the economics, transferring existing waste material to ore grade material.

Dilution Grade:  The preliminary assessment used a dilution grade of 0 grams of gold per tonne.  If the effective grade is 0.17 grams of gold per tonne, as preliminary results indicate, additional resources could be added within the existing pit contour.

Pit Design:  Mineral resources currently exist above the 200 metre level in the Hosco block that are not included in the pit design.  If the drilling along the extension of the existing pit contour confirms the continuity, the existing mining plan and pit design could be revised to include additional resources.  Future optimization could lead to a deepening of the existing pit profile.

West Block:  The mineral resources of the Heva zone above the 200 metre level are not included in the BBA preliminary assessment.  In addition, Aurizon believes that there is good potential to increase mineral resources on the West block.

High Grade:  The potential for high grade zones is currently being tested below the 500 metre level of the Hosco block.

Metallurgical Testwork:  Detailed metallurgical testwork will be conducted with the objective of improving metallurgical recoveries.

Work in Progress

Four rigs are currently active on the property, conducting infill drilling within the East block existing mineral resource contour and along its lateral extension.  Drilling is being performed on 100 metre spacing, 1,600 metres west of the known indicated mineral resources and 450 metres to the east.  Assays are pending on eighty six (86) holes.

Five exploration holes were drilled along the dip extension of the East block to test high grade enrichment below the 500 metre level.  Assays are pending.

Additional Information

The preliminary assessment study presented to Aurizon was prepared under the supervision of Patrice Live, Eng., from BBA Inc., an independent qualified person as defined by National Instrument 43-101.  The technical and scientific information contained in this news release has been reviewed by Mr. Live and Michel Gilbert, Eng., Vice President of Aurizon.

Two sketches are attached, one showing the Joanna area, and another showing a cross section of the Hosco zone. All other information previously released on the Joanna Gold Project is also available on the Aurizon website.

Aurizon Mines Ltd.
News Release – May 12, 2008
Aurizon Commissions Pre-Feasibility Study At Joanna

Conference Call

Aurizon management will host a conference call and live webcast for analysts and investors on, May 12, 2008 at 11:00 a.m. Pacific Standard Time (2:00 p.m. Eastern Standard Time) to review the preliminary assessment prepared by BBA on Aurizon’s Joanna Gold Project.  You may access the call by calling the operator at
416-641-6139 or toll free access at 1-866-300-7687 ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon’s website at www.aurizon.com, or through www.InvestorCalendar.com.

Those who wish to listen to a recording of the conference call at a later time may do so by calling
416-695-5800 or 1-800-408-3053 (Passcode 3261201#).  This playback version of the call will be available until Monday, May 19, 2008.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com

Media:  Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – May 12, 2008
Aurizon Commissions Pre-Feasibility Study At Joanna

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding estimated mineral resources, the estimated capital and operating costs, mill recoveries, dilution, price of gold and other parameters and assumptions included in the preliminary assessment, and the potential for delineation of additional resources through further exploration at the Joanna Gold Project, planned work programs and budgets.  Forward-looking statements express, as at the date of this News Release, certain economic parameters believed by BBA and the Company to be reasonable and the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.  Forward-looking statements are based on certain assumptions, including, with respect to mineral resource estimates, estimates of costs, mill and metal recoveries, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to changes in  economic parameters based on actual costs, recoveries and results of operations ; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com  and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

JOANNA GOLD PROJECT

Plan View

May 12, 2008

354000E
359000E
364000E
5345000N
QUEBEC
Joanna
Cadillac Break
Doyon 10Km
117
0
2km
Ore Zone Surface Projection

Composite Longitudinal Section

5000E
6000E
7000E
8000E
9000E
5 km
Mineral In Pit resources
Indicated 9.1MT @ 1.5g/tAu (332,000oz)
Inferred 9.1MT @ 1.4g/tAu (321,000oz)
4700m
Total In situ Mineral resources
Indicated 11.3MT @ 1.7g/tAu (830,000oz)
Inferred 28.6MT @ 1.6g/tAu (1,420,000oz)
Joanna
4400m
0
200m

Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Infill drilling
Assays pending
Pit Contour

AURIZON MINES LTD.
JOANNA PROJECT
QUEBEC

Reference: News Release Issue: No. 12 - 2008 Sketch A

JOANNA GOLD PROJECT

May 12, 2008

South
North
1300N
1400N
1500N
1600N
5000m
4900m
4800m
-110m
-210m
Open Pit
North Zone
South Zone
AURIZON MINES LTD.
JOANNA GOLD PROJECT
Cross Section (8650E)
Main Pit Hosco Area
0
50m

Reference: News Release Issue: No. 12- 2008 Sketch B